UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35620 / June 3, 2025

In the Matter of:

Varagon Capital Corporation
Senior Direct Lending Program, LLC
VCC Advisors, LLC
Varagon Capital Partners, L.P.
certain of their affiliated entities as described in Appendix A to the application
and certain of their wholly-owned subsidiaries as described in Appendix B to the application

151 West 42nd Street, 53rd Floor
New York, NY 10036

812-15757

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Varagon Capital Corporation, et al. filed an application on April 17, 2025, and an amendment to
the application on May 5, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On May 7, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Varagon Capital Corporation, <u>et al</u>. (File No. 812-15757) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie Fouse,

Assistant Secretary.